GORDIAN KNOT INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/2018** (MM/DD/YY) AND ENDING **9/30/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gordian Knot Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300, Room #20
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juliette Saisselin **917-547-3726**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, _____ Juliette Saisselin _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **Gordian Knot Inc.** _____, as of _____ **September 30** _____,20 **19** _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

President
_____
Title

_____
Notary Public

ERICO A CHAVEZ
Notary Public – State of New York
NO. 01CH6354107
Qualified in Bronx County
My Commission Expires Feb 6, 2021

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.
- [ ] (p) Statement of Exemption from Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDIAN KNOT INC.

CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Gordian Knot Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gordian Knot Inc. (the "Company"), as of September 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company relies on its Parent for all of its funding, and, since October 2019, the Parent has been in breach of its regulatory requirements with the Financial Conduct Authority ("FCA") in the United Kingdom. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion has not been modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.
New York, NY
November 27, 2019

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2019

ASSETS		
Cash	$	36,333
Other assets		9,946
	$	46,279
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Income taxes payable	$	2,943
Accounts payable and accrued expenses		5,607
Due to Parent		2,130
		10,680
Stockholder's equity		
Common stock, $.01 par value, authorized, issued, and outstanding 10,000 shares		100
Additional paid-in capital		27,591
Retained earnings		7,908
Total stockholder's equity		35,599
	$	46,279

See accompanying notes to financial statements.

GORDIAN KNOT INC.

Year Ended September 30, 2019

1. Nature of business

Gordian Knot Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Gordian Knot Limited. (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with the sale of securities to customers for which the Parent provides investment management services.

2. Going concern

There is substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are available to be issued. This is the case even though the Company has significantly reduced its fixed overhead by relocating to the premises of a service provider, with no cost or long-term commitment to the provider.

The Company relies on its Parent for funding and, since October 2019, the Parent has been in breach of its regulatory requirements with the Financial Conduct Authority ("FCA") in the United Kingdom. The Parent intends to raise additional equity capital from its major shareholders in order to raise additional capital to continue to develop a new business venture and return to compliance with its FCA regulatory requirements. Although the Parent will continue to develop a new business venture, its success is uncertain. These conditions, among others, raise doubt about the entity's ability to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

Effective October 1, 2018 the Company adopted ASC topic 606, "Revenue from Contracts with Customers" which requires a Company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of October 1, 2018.

The Company's only income is a Servicing fee which is recognized under terms outlined in a contract with Gordian Knot Limited ("the Parent"). Under this servicing agreement, the Parent pays a fee to the Company for services to certain customers of the Parent equal to approximately 105% of the expenses attributable to such activities, excluding income taxes. The servicing fee income is recorded when the related expenses are incurred. The Company believes the performance obligation for providing these services is satisfied over time because the services are provided and consumed over time. These fees are determined at the end of each month and payment is made shortly thereafter. For the year ended September 30, 2019, servicing fees amounted to $244,870 and are included as servicing fee income in the Statement of Operations.

GORDIAN KNOT INC.

NOTES TO FINANCIAL STATEMENTS

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3. Summary of significant accounting policies (continued)

Contract Assets and Liabilities

As of September 30, 2019 and October 1, 2018 the Company did not have any contract assets.

As at September 30, 2019 the Parent had overpaid the Servicing fee to the Company by $2,130 and this amount in included as a liability on the Statement of Financial Condition. As of October 1, 2018, the Company did not have any contract liabilities.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. At September 30, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

GORDIAN KNOT INC.

NOTES TO FINANCIAL STATEMENTS

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3. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

4. Concentrations

The Company maintains significantly all of its cash with one financial institution. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

The revenue that the Company receives under the servicing agreement represents substantially all of the Company's revenue.

5. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company makes a base contribution of 7% to the Plan. In addition, the Company may also match employee contributions, up to a set percentage, at the discretion of the Board of Directors. For the year ended September 30, 2019, the Company incurred expenses related to the Plan in the amount of approximately $13,000.

6. Net capital requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2019, the Company's net capital was approximately $26,000, which was approximately $21,000 in excess of its minimum requirement of $5,000.

7. Rule 15c3-3

The Company does not handle cash or securities on behalf of customers and therefore it is not impacted at all by Rule 15c3-3.

GORDIAN KNOT INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended September 30, 2019

8. Off-balance sheet risk

The accounting standard for guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. The Company currently is not obligated under any guarantee agreements.

9. Income taxes

The provision for income taxes for the year ended September 30, 2019 consists of the following:

Current		
Federal	$	1,744
State and Local		2,008
Total Current	$	3,752